SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30374; File No. 813-374]

WINCO Investment Partnership 2008 L.P. and Winstead PC; Notice of Application

January 31, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and regulations thereunder. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain investment funds formed for the benefit of eligible current and former equity shareholders of Winstead PC from certain provisions of the Act. Each investment fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: WINCO Investment Partnership 2008 L.P. (the "Investment Fund") and Winstead PC (together with any entity that results from a reorganization of such firm into a different type of business organization or into an entity organized under the laws of another jurisdiction, the "Firm").

Filing Dates: The application was filed on September 24, 2008 and amended on September 28, 2009, June 25, 2010, and November 1, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on February 25, 2013 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090; WINCO Investment Partnership 2008 L.P. and Winstead PC, 500 Winstead

Building, 2728 N. Harwood Street, Dallas, Texas 75201.

For Further Information Contact: Jill Ehrlich, Attorney Adviser, at (202) 551-6819, or Mary Kay

Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

      1.   The Firm is a law firm organized as a Texas professional corporation. The Firm

and its affiliates, if any, as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the

"Exchange Act"), are referred to collectively as the "Winstead Group" and individually as a

"Winstead Entity." As a professional corporation, the Firm's equity owners are shareholders (the

"Equity Shareholders").

      2.   The Investment Fund is a Texas limited partnership. Subsequent pooled investment

vehicles identical in all material respects (other than investment objectives and strategies, operational differences related to the form of organization and other differences described in the

application) may be offered in the future to the same class of investors as those investing in the

Investment Fund (the "Subsequent Funds"). The Investment Fund and each of the Subsequent

Funds (together, the "Funds") will be an employees' securities company within the meaning of

section 2(a)(13) of the Act. The Funds will operate as non-diversified, closed-end management

investment companies. The Investment Fund has been, and each Subsequent Fund will be,

established to enable Eligible Investors (as defined below) to participate in certain investment

opportunities that come to the attention of the Winstead Group. Participation as investors in the

Funds will allow the Eligible Investors to diversify their investments and to have the opportunity to

participate in investments that might not otherwise be available to them or that might be beyond

their individual means. Participation in any Fund will be voluntary.

3.	The Investment Fund's general partner, WINCO Asset Services, Inc., a Texas

corporation and wholly-owned subsidiary of The WINCO Group Incorporated, a Texas

corporation and a Winstead Entity, will manage the Investment Fund. The Investment Fund's

general partner or another Winstead Entity will manage each Subsequent Fund (such general

partner or Winstead Entity, the "Manager"). The Manager may designate an advisory board

composed of, among others, the members of the Firm's executive committee, its department heads

and other designated shareholders of the Firm (the "Investment Committee"). The Investment

Committee may be consulted for purposes of identifying and assessing investments which come to

a Fund's attention through the Firm. The Manager or any person involved in the operation of the

Funds will register as an investment adviser if required under the Investment Advisers Act of 1940,

or the rules thereunder. The applicants represent and concede that the Manager in managing a

Fund is an "investment adviser" within the meaning of sections 9 and 36 of the Act and is subject to those sections.

4.   The Firm will control the Funds within the meaning of the Act. The Firm, the Manager, the members of the Investment Committee, and any other person acting for or on behalf of a Fund shall act in the best interest of the Fund and its Fund Investors (as defined below). Whenever the Firm, the Manager, the members of the Investment Committee, or any other person acting for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person's discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Funds and the Fund Investors. The organizational documents for and any other contractual arrangement regarding a Fund will not contain any provision which protects or purports to protect the Firm, the Manager, the members of the Investment Committee, or their delegates against any liability to the Fund or its Fund Investors to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person's duties, or by reason of such person's reckless disregard of such person's obligations and duties under such contract or organizational documents.

5.   Interests in a Fund ("Interests") will be offered without registration in reliance on section 4(2) of the Securities Act of 1933 (the "Securities Act") or Regulation D under the Securities Act ("Regulation D"). Interests will be offered solely to Eligible Investors, who consist of "Eligible Employees," "Qualified Investment Vehicles" (each as defined below), and the Winstead Group. Prior to offering Interests in a Fund to an individual, the Manager must reasonably believe that the individual is a sophisticated investor capable of understanding and evaluating the risks of participating in the Fund without the benefit of regulatory safeguards. The

term "Fund Investors" refers to the Eligible Investors who elect to participate and then acquire Interests in the Funds.

6.   An "Eligible Employee" is a person who is a current or former Equity Shareholder of the Firm and who, at the time of investment, is also an employee of the Winstead Group. Each Eligible Employee must be an "accredited investor" meeting the net worth requirement set forth in rule 501(a)(5), or the income requirement of rule 501(a)(6) of Regulation D, or is one of 35 or fewer Eligible Employees who (a) meets the sophistication requirements set forth in rule 506(b)(2)(ii) of Regulation D, has a graduate degree, a minimum of 3 years business and/or professional experience, and compensation of at least $150,000 in the preceding 12 month period and a reasonable expectation of compensation of at least $150,000 in each of the two immediately succeeding 12 month periods,[1] or (b) is a "knowledgeable employee," as defined in rule 3c-5 under the Act, of the Fund (with the Fund treated as though it were a "Covered Company" for purposes of the rule).

7.   A "Qualified Investment Vehicle" is: (a) a partnership, corporation or other entity all of the voting power of which is controlled by Eligible Employees, or (b) a trust or other entity the sole beneficiaries of which are Eligible Employees or their Immediate Family Members, or the settlors and the trustees of which consist of Eligible Employees or Eligible Employees together with Immediate Family Members. "Immediate Family Members" include any parent, child, spouse of a child, spouse, brother or sister, and includes any step and adoptive relationships. A Qualified Investment Vehicle must be either (a) an "accredited investor" as defined in rule 501(a)

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[1] Such Eligible Employee will not be permitted to invest in any calendar or fiscal year (as determined by the Firm) more than 10% of his or her income from all sources for the immediately preceding calendar or fiscal year in one or more Funds.

of Regulation D or (b) an entity for which an Eligible Employee is a settlor and principal investment decision-maker and which is counted toward the 35 non-accredited Fund Investors.[2]

8.   The Manager will provide to each Fund Investor a copy of the organizational documents and any offering memorandum relating to the Fund, prior to his or her investment in the Fund. Additionally, all material terms of the Funds will be fully disclosed to Eligible Investors prior to their investment in a Fund. Each Fund will send its Fund Investors annual reports, which will contain audited financial statements, as soon as practicable after the end of each fiscal year.[3] In addition, as soon as practicable after the end of each fiscal year, each Fund will transmit to each Fund Investor a report setting out information with respect to that Fund Investor's distributive share of income, gains, losses, credits and other items for federal and state income tax purposes.

9.   A Fund Investor will be permitted to transfer his or her Interests only with the express consent of the Manager. The Manager does not anticipate giving such consent. Any such transfer must be to another Eligible Investor. Upon a Fund Investor's death or divorce, such Fund Investor's estate, heirs or spouse, as applicable, will succeed to the Interest of such Fund Investor and shall possess the economic attributes of the Fund Investor's Interest in the Fund, but shall not be admitted as a substitute Fund Investor.

10.   The Firm reserves the right to impose vesting provisions on a Fund Investor's investments in a Fund. In an investment program that provides for vesting provisions, all or a portion of a Fund Investor's Interests will be treated as "unvested," and "vesting" will occur through the passage of a specified period of time. A Fund Investor's Interests that are or become "vested" will not be subject to repurchase by the Fund except to the extent that a Fund Investor

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[2] If a Qualified Investment Vehicle is an entity other than a trust, (a) the reference to "settlor" shall be construed to mean an Eligible Employee (alone or with Immediate Family Members) who created the vehicle, alone or together with others, and also contributed funds or other assets to the vehicle, and (b) the reference to "trustee" shall be construed to mean a person who performs functions similar to those of a trustee.

[3] For purposes of this requirement, "audit" shall have the meaning defined in rule 1-02(d) of Regulation S-X.

withdraws from the applicable Fund. Any portion of a Fund Investor's Interests that are "unvested" at the time of the termination of a Fund Investor's association or employment with the Firm (or at the time of that Fund Investor's failure to achieve the relevant performance milestone) are subject to repurchase or cancellation by the Fund. In the event of such a repurchase or cancellation, the Fund Investor will receive, at a minimum, the lesser of (a) the amount actually allocated to such Fund Investor by the Fund at the time the Interests are acquired less the amount of any distributions received by that Fund Investor from the Fund and (b) the fair market value of the Interests determined at the time of repurchase or cancellation, as determined in good faith by the Manager.

11.   The Firm may be reimbursed by the Funds for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Funds, including administrative and overhead expenses. In addition, the Firm may allocate to a Fund any out-of-pocket expenses specifically attributable to the organization and the operation of that Fund. There will be no allocation of any of the Firm's operating expenses to a Fund. No separate management fee will be charged to a Fund by the Manager, and no compensation will be paid by a Fund or by Fund Investors to the Manager for its services. Also, no fee of any kind will be charged in connection with the sale of Interests of the Funds.

12.   A Fund will not borrow from any person if such borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the Fund (other than short-term paper). Any such borrowing will be non-recourse to the Fund Investors. If a Winstead Entity or an Equity Shareholder makes a loan to a Fund, the interest rate on the loan will be no less favorable to the Fund than the rate that could be obtained on an arm's-length basis.

13.   No Fund will acquire any security issued by a registered investment company if, immediately after the acquisition, the Fund would own more than 3% of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis

1.   Section 6(b) of the Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any "employees' securities company" from the provisions of the Act, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one of more affiliated employers, (b) by immediate family members of such person, or (c) by such employer or employers, together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Funds from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and

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regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and

regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the

application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered

investment company, or any affiliated person of an affiliated person, acting as principal, from

knowingly selling any security or other property to the investment company or knowingly

purchasing a security or other property from the investment company. Applicants request an

exemption from section 17(a) to permit a Fund to: (a) purchase, from the Firm or any affiliated

person thereof, securities or interests in properties previously acquired for the account of the Firm

or any affiliated person thereof; (b) sell, to the Firm or any affiliated person thereof, securities or

interests in properties previously acquired by the Funds; (c) invest in companies, partnerships or

other investment vehicles offered, sponsored or managed by the Firm or any affiliated person

thereof; (d) purchase interests in any company or other investment vehicle: (i) in which the Firm

owns 5% or more of the voting securities; or (ii) that otherwise is an affiliated person of the Fund

(or an affiliated person of such an affiliated person) or the Firm; and (e) participate as a selling

security-holder in a public offering in which the Firm or any affiliated person thereof acts as or

represents a member of the selling group.

4.   Applicants submit that an exemption from section 17(a) is consistent with the

protection of investors and the purposes of the Act. Applicants state that the Fund Investors will be

informed in the Fund's communications relating to a particular investment opportunity of the

possible extent of the Fund's dealings with the Firm or any affiliated person thereof, and Eligible

Investors, as financially sophisticated professionals and investors, will be able to evaluate the risks

associated with those dealings. Applicants also assert that a community of interest among the Fund

Investors and the Firm will serve to reduce the risk of abuse in transactions involving a Fund and the Firm or any affiliated person thereof.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. Applicants request relief to permit a Fund to engage in transactions in which an affiliated person (or an affiliated person of such person) participates as a joint participant with such Fund. Joint transactions in which a Fund could participate include the following: (a) an investment by one or more Funds in a security: (i) in which the Firm or an affiliated person thereof (including Eligible Employees) or another Fund is a participant or plans to become a participant; or (ii) with respect to which the Firm or any affiliated person thereof is entitled to receive fees of any kind, including, but not limited to legal fees, consulting fees, placement fees, investment banking fees or brokerage commissions, or other economic benefits or interests; (b) an investment by one or more Funds in an investment vehicle sponsored, offered or managed by the Firm or any affiliated person thereof; and (c) an investment by one or more Funds in a security in which an affiliated person of the Fund, or an affiliated person of such a person, is a participant or plans to become a participant, including situations in which that person has a partnership or other interest in, or compensation arrangement with, the issuer, sponsor or offeror of the security.

6.   Applicants assert that compliance with section 17(d) would cause the Funds to forego investment opportunities simply because a Fund Investor, the Firm or other affiliated persons of the Fund also had made or is contemplating making a similar investment. In addition, because attractive investment opportunities of the types considered by the Funds often require that each participant make available funds in an amount that may be substantially greater than that

available to the investor alone, there may be certain attractive opportunities of which a Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. Applicants note that, in light of the Firm's purpose of establishing the Funds so as to reward Eligible Investors and to attract highly qualified personnel to the Firm, the possibility is minimal that an affiliated party investor will enter into a transaction with a Fund structured to provide such person with an unfair advantage over the Fund. Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7. Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-2 under the Act allows an investment company to act as self-custodian, subject to certain requirements. Applicants request an exemption from section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files of the Firm or of an Eligible Employee; (b) for purposes of paragraph (d) of the rule: (i) employees of the Firm will be deemed employees of the Funds; (ii) officers of a Manager will be deemed to be officers of such Fund; and (iii) the Manager of a Fund will be deemed to be the board of directors of such Fund; and (c) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two senior level employees of the Firm. Applicants assert that the securities held by the Funds are most suitably kept in the Firm's files, where they can be referred to as necessary.

8. Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain

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actions and give certain approvals relating to fidelity bonding. Paragraph (g) of rule 17g-1 sets

forth certain materials relating to the fidelity bond that must be filed with the Commission and

certain notices relating to the fidelity bond that must be given to each member of the investment

company's board of directors. Paragraph (h) of rule 17g-1 provides that an investment company

must designate one of its officers to make the filings and give the notices required by paragraph

(g). Paragraph (j) of rule 17g-1 exempts a joint insured bond provided and maintained by an

investment company and one or more other parties from section 17(d) of the Act. Rule 17g-1(j)(3)

requires that the board of directors of an investment company satisfy the fund governance

standards defined in rule 0-1(a)(7).

9.	Applicants request an exemption from section 17(g) and rule 17g-1 to the extent

necessary to permit the Manager to take the action and make the approvals set forth in the rule.

Because the Manager will be an interested person of the Funds, the Funds would not be able to

comply with rule 17g-1 without the requested relief. Applicants also request an exemption from

the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and

related information with the Commission and the provision of notices to the board of directors and

from the requirements of rule 17g-1(j)(3). Applicants believe that the filing requirements are

burdensome and unnecessary as applied to the Funds. The Manager will maintain the materials

otherwise required to be filed with the Commission by rule 17g-1(g) and agrees that all such

material will be subject to examination by the Commission and its staff. The Manager will

designate a person to maintain the records otherwise required to be filed with the Commission

under paragraph (g) of the rule. Applicants maintain that the notices otherwise required to be

given to each member of the board of directors would be unnecessary as the Funds will not have

boards of directors. The Funds will comply with all the other requirements of rule 17g-1.

10.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the requirements of rule 17j-1, with the exception of the anti-fraud provisions of rule 17j-1(b), because they would be time-consuming and expensive and would serve little purpose in light of the community of interests among the Fund Investors by virtue of their common association with the Firm. Applicants assert that the requested exemption is consistent with the purposes of the Act because the dangers against which section 17(j) and rule 17j-1 are intended to guard are not present in the case of the Funds.

11.   Applicants request exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants state that the forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Fund Investors. Applicants request exemptive relief to the extent necessary to permit each Fund to report annually to its Fund Investors in the manner prescribed for the Fund by its Fund Agreement. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the executive officers and directors of the Manager and the Manager and any other persons who may be deemed to be members of an advisory board of a Fund from filing Forms 3, 4 and 5 under section 16 of the Exchange Act with respect to their ownership of Interests in the Funds. Applicants assert that, because there is no trading market for Interests and

transferability of Interests is severely restricted, these filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

12.   Rule 38a-1 requires investment companies to adopt, implement, and periodically review written policies and procedures reasonably designed to prevent violation of federal securities laws, appoint a chief compliance officer and maintain certain records. The Funds will comply with rule 38a-1(a), (c) and (d), except that (a) the Manager of each Fund will fulfill the responsibilities assigned to the Fund's board of directors under the rule, and (b) since the Manager would be considered an interested person of the Funds, approval by a majority of disinterested directors required by rule 38a-1 will not be obtained. In addition, the Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Manager.

Applicants' Conditions:

The applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction to which a Fund is a party otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 (each a "Section 17 Transaction") will be effected only if the Manager determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund Investors of the participating Fund and do not involve overreaching of the Fund or its Fund Investors on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Fund Investors of the participating Fund, the Fund's organizational documents and the Fund's reports to its Fund Investors.

In addition, the Manager will record and preserve a description of such Section 17 Transactions, its findings, the information or materials upon which its findings are based and the basis therefor. All such records will be maintained for the life of a Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.   If purchases or sales are made by a Fund from or to an entity affiliated with the Fund by reason of an Equity Shareholder or employee of the Winstead Group (a) serving as an officer, director, general partner or investment advisor of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund's determination of whether or not to effect the purchase or sale.

3.   The Manager will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Funds, or any affiliated person of such a person, promoter, or principal underwriter.

4.   The Manager will not make on behalf of a Fund any investment in which a Co-Investor (as defined below) has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Manager sufficient, but not less than one day's, notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the participating Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata

basis with the Co-Investor. The term "Co-Investor" with respect to any Fund means any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of the Fund; (b) a Winstead Entity; (c) an Equity Shareholder or other employee of a Winstead Entity; (d) an investment vehicle offered, sponsored, or managed by the Firm or an affiliated person of the Firm; or (e) an entity in which a Winstead Entity acts as a general partner, or has a similar capacity to control the sale or disposition of the entity's securities.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its parent; (b) to Immediate Family Members of the Co-Investor or a trust established for any such Immediate Family Member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered under section 6 of the Exchange Act; (ii) NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the Act or other securities that meet the definition of "Eligible Security" in rule 2a-7 under the Act; or (iv) listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

5.   The Manager of each Fund will send to each person who was a Fund Investor in such Fund at any time during the fiscal year then ended audited financial statements of the Fund. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of the Fund as of the fiscal year end in a manner consistent with customary practice

with respect to the valuation of assets of the kind held by the Fund. In addition, as soon as practicable after the end of each fiscal year of each Fund, the Manager of the Fund shall send a report to each person who was a Fund Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Fund Investor of his or her federal and state income tax returns and a report of the investment activities of such Fund during such year.

6.   Each Fund and the Manager will maintain and preserve, for the life of each Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of such Fund to be provided to its Fund Investors, and agree that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary